# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Artisan Partners Asset Management Inc, CIK 0001517302
CUSIP: 04316A108
Title of class of securities: Artisan Partners Asset Management Ord Shs Class A
Address of issuer's principal executive offices: 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-24-002813
Filed by CIK 0001021223

## Reporting persons
- Kayne Anderson Rudnick Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 3,673,165; shared voting power 1,056,387; sole dispositive power 4,660,570; shared dispositive power 1,056,387; aggregate amount beneficially owned 5,716,957 (8.1% of the class)

## Item 1. Issuer
Name of issuer: Artisan Partners Asset Management Inc
Address of issuer's principal executive offices: 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI, 53202, US

## Item 2. Person Filing
Name of person filing: Kayne Anderson Rudnick Investment Management, LLC
Address of principal business office or, if none, residence: 2000 Avenue of the Stars, Suite 1110, Los Angeles, 90067, CA, United States
Citizenship: CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,716,957
Percent of class: 8.1
Sole power to vote or to direct the vote: 3,673,165
Shared power to vote or to direct the vote: 1,056,387
Sole power to dispose or to direct the disposition: 4,660,570
Shared power to dispose or to direct the disposition: 1,056,387

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kayne Anderson Rudnick Investment Management, LLC: /s/Michael Shoemaker, Chief Compliance Officer (02/13/2026)